American Bonanza Provides Copperstone Gold Mine Progress for
January

February 25, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Company") is pleased to announce progress at the 100% owned Copperstone gold mine in Arizona during January. During January, the tailings handling system issues that limited mill throughput were resolved and mill recoveries improved. Many aspects of the operation saw a continuation of the improving trend that the Copperstone Mine has experienced over the past few months. However, development mining, ore mining and processing were affected in January when a number of mining staff were unexpectedly affected by an outbreak of influenza that was widespread throughout Arizona and the rest of the US.

Whilst this was a short-term term event, it impacted Copperstone’s manpower in January and therefore affected output and recovery performance. The mining team is now back to full strength, and early indications are that February will yield results similar to December, and that performance in March should improve further. The information below shows how the short-term influenza outbreak temporarily impacted output at the Copperstone Mine:

Production Summary (see below for detailed breakdown of figures)

Development Mining	Oct	Nov	Dec	Jan
Zones	3	5	5	< 4
Development mined	153 t/d	337 t/d	302 t/d	146 t/d
Ore Mining
Total rock mined	291 t/d	605 t/d	612 t/d	463 t/d
Ore mined	139 t/d	269 t/d	310 t/d	317 t/d
Rounds per day mined	> 2.5	5	5	5
Ore Processing
Ore processed	360 t/d	351 t/d	334 t/d	322 t/d
Mill recovery	72%	72%	68%	82%
Concentrates
Gravity concentrate	42 Oz/t	25 Oz/t	48 Oz/t	15 Oz/ t
Flotation concentrate	17 Oz/t	13 Oz/t	69 Oz/t	23 Oz/t
Gold shipped	902 Oz	650 Oz	1,118 Oz	520 Oz

Development Mining

During January, development mining extracted 4,536 tons of rock, compared to 8,752 tons during December. This was largely due to the manpower shortage experienced in January.

During January, ore was available for mining in five zones, which is similar to performance during December. This is a significant achievement towards bringing mine output to design levels of 450 tons per day of ore. A dedicated development mining team continues towards deployment during February to continue the acceleration of the development mining.

Ore Mining

Ore extraction rates during January were impacted by the manpower shortage. Total rock mined during January averaged 463 tons per day, down from 612 tons per day in December. Ore mined during January averaged 317 tons per day, similar to production in December, with development mining averaging 146 tons per day, down from 302 tons per day during December. The average daily ore mined represents about 70% of the targeted design rate of 450 tons of ore per day, slightly better than December, and roughly double the ore mining rate in November. While tonnage of ore mined during January was similar to December, the manpower shortage impacted a number of processes including ore handling, and the average grade delivered to the mill was lower in January than December.

During January, the mine performance continued at an average of nearly 5 rounds of mining progress per day, similar to performance during December. (A round at Copperstone is eight feet of mining advance resulting from one phase of drilling, blasting and mucking. Although this varies according to rock type, one round at Copperstone generally contains roughly 100 tons of rock).

Ore Processing

Ore tonnage processed through the gold plant during January was steady relative to performance in December. Ore processed during January averaged 322 tons per day (compared to 334 tons per day in December), which is 72% of the designed rate of 450 tons per day. The processing throughput was limited by mine output. Limitations to mill throughput that were experienced during December (tailings handling) were resolved during January.

Mill recovery during January averaged 82%, reflecting the positive effects of changes made to the flotation chemicals and how they are utilized. Ore processing rates are expected to improve when steady feed of ore grade rock is delivered to the mill from the mine. The tailings management system issues are resolved, and the mill recovery rates are improving toward the design rate of 90%.

Concentrates

Concentrate grades for the gravity circuit averaged 15 ounces of gold per ton (December: 48 ounces of gold per ton), and the flotation concentrate grades averaged 23 ounces of gold per ton (December: 69 ounces per ton). These concentrate grades were impacted during January by several issues resulting from the manpower shortage that month. A total of 520 ounces of gold were recovered in concentrate during January. The ounces of gold recovered during January were primarily adversely impacted by the manpower shortage, and resulting mine grade output. Provisional indications are that gold recovered into concentrate and shipped to February 19th exceed the total number of ounces of gold in concentrate for January.

Mine and mill performance for the full month of February will be announced during mid-March.

Mr. Brian Kirwin, President & CEO, commented: "We are encouraged by recent progress from the processing plant and progress with resolving the tonnage limitations in the mill and continuing improvement with the gold recovery rates. January was a difficult month because of manpower shortages, but these appear to be behind us. We look forward to bringing the Copperstone gold mine up to design throughput in the near future."

This release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.

The Company announces the resignation of Mr. Ronald Netolitzky as director of Bonanza. Mr. Netolitzkys’ knowledge and experience were invaluable to the development of the Company and we thank him for his many years with Bonanza. Mr. Netolitzky is reducing his directorship in order to focus on his other business interests. We wish Mr. Netolitzky continued success in his future business endeavours.

About Bonanza

Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS
This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets,the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com